NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Goldman Sachs

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of April 12, 2023 Email sent by Eri Yamaguchi, Senior Corporate Governance Officer—Head of Environment for the New York State Common Retirement Fund

VOTE FOR

SHAREHOLDER PROPOSALS ON

2030 ABSOLUTE GREENHOUSE GAS REDUCTION GOALS

FILED AT

BANK OF AMERICA, GOLDMAN SACHS, JP MORGAN CHASE

The New York State Common Retirement Fund urges shareholders to VOTE FOR proposals filed at Bank of America Corp., Goldman Sachs and JP Morgan Chase & Co., calling for those banks to report 2030 absolute greenhouse gas (GHG) emissions reduction targets for their energy sector lending and underwriting that are consistent with achieving the International Energy Agency’s (IEA) net-zero greenhouse gas emissions scenario by 2050.

Though all of these financial institutions have made net-zero commitments, have joined the Net-Zero Banking Alliance (NZBA), and have set targets to reduce their GHG emissions intensity for the energy sector by 2030, they have failed to adopt science-based 2030 targets to reduce GHG emissions for their energy sector lending and underwriting on an absolute basis.

The proponent acknowledges that intensity metrics are valuable for normalization as they adjust for different company sizes, production efficiency, and enterprise value. However, their intensity reduction targets for total financed GHG emissions can be met without resulting in a real-world decrease in emissions, which means that intensity metrics alone provide an incomplete picture of these institutions’ progress towards meeting their net zero commitments. For example, in its 2022 TCFD report, Bank of America disclosed a decrease in intensity metrics for its energy companies’ Scope 3 emissions but reported an increase in absolute emissions for ‘Energy – Other’, a category that includes Scopes 1 and 2 for midstream and downstream oil and gas companies.

In addition, these financial institutions’ current intensity targets do not align with credible net zero pathways, thus their intensity targets alone are insufficient for these institutions to achieve their own net zero commitments and to mitigate material climate risks to their financing businesses. The Intergovernmental Panel on Climate Change states that in less than seven years, by 2030, absolute global emissions must be cut in half to achieve the goals set out in the Paris Agreement. These financial institutions fail to illustrate to investors how these intensity targets translate to near-term absolute reduction pathways.

Also, by not adopting absolute targets, these financial institutions lag peers and fail to meet investors’ climate action expectations. Citigroup and Wells Fargo have already disclosed and adopted 2030 absolute targets for their energy lending portfolios. In particular, Citigroup leads other major banks by committing to a 29% absolute reduction target for the energy sector by 2030, stating “absolute reduction is required to meet net zero goals and is the most transparent target selection.”

In a paper published by the Asset Manager & Asset Owner Task Force, a sub-group of the Sustainable Markets Initiative, the world’s largest asset managers and asset owners called on banks to set emission reduction targets in absolute terms for high-emitting sectors.1 These targets should cover all material on- and off-balance sheet activities, including both lending and capital markets underwriting. Without a near-term absolute emissions reduction target, investors cannot comfortably ascertain whether these institutions’ continuous financing of carbon-intensive sectors is consistent with a net zero transition pathway.

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1 https://a.storyblok.com/f/109506/x/6ead79ec98/smi-investor-expectations-for-banking-transition-to-net-zero-paper.pdf

Financial institutions face significant risks as the global economy decarbonizes. Failure to achieve net-zero greenhouse gas emissions by 2050 at the latest and limit global warming to 1.5-degrees Celsius poses enormous risks to the global economy, with estimates of global losses from unabated climate change of 10% of total economic value by mid-century.2

The proponent asks these financial institutions to take proactive steps to increase their transparency and accountability by adopting absolute targets and filling gaps in their existing climate strategies. We thus urge you to SUPPORT THESE SHAREHOLDER PROPOSALS CALLING FOR 2030 ABSOLUTE GHG EMISSIONS TARGETS FOR ENERGY SECTOR LENDING AND UNDERWRITING.

For questions, please contact Eri Yamaguchi, Senior Corporate Governance Officer – Head of Environment, New York State Common Retirement Fund, eyamaguchi@osc.ny.gov.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

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2 https://www.swissre.com/institute/research/topics-and-risk-dialogues/climate-and-natural-catastrophe-risk/expertise-publication-economics-of-climate-change.html